Emeco Holdings Limited

SUPPL

21 April 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

09046022

RECEIVED
2009 MAY -1 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 20 April 2009 – Notice of ceasing to be a substantial holder – IOOF Holdings Limited*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick.

Michael Kirkpatrick
General Manager Corporate Services

Encl

5/4

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	20-Apr-2009
Time	16:04:44
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder from IFL

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Form 605
Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To: Emeco Holdings Ltd
ACN: 112 188 815
ASX Code: EHL

1. Details of substantial holder

Name: IOOF Holdings Limited
ACN: ACN 100 103 722

This notice is given by IOOF Holdings Limited, on behalf of itself and its subsidiaries.

The holder ceased to be a substantial holder on:	16/04/09
The previous notice was given to the company on:	30/01/09
The previous notice was dated:	29/01/09

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company or scheme as follows:

Date	Person	Nature	Consideration	Class & number (ord)	Person's votes
30/01/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 225,874.52	1,325,190	1,325,190
2/02/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 165,433.78	1,000,000	1,000,000
11/02/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 279,264.18	- 1,000,000	- 1,000,000
19/02/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 42,654.98	197,875	197,875
20/02/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 168,634.65	820,491	820,491
27/03/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 1,239,074.72	- 3,000,000	- 3,000,000
3/04/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 362,735.75	- 845,000	- 845,000
6/04/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 63,628.22	- 137,429	- 137,429

7/04/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 235,745.97	- 498,868	- 498,868
9/04/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 57,702.13	- 130,000	- 130,000
15/04/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 60,963.08	- 127,340	- 127,340
16/04/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 723,367.57	- 1,524,641	- 1,524,641

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name & ACN	Nature of association
Not applicable	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Emeco Holdings Limited	Ground Floor , 10 Ord Street , WEST PERTH , WA, AUSTRALIA, 6005
Perennial Investment Partners Limited	Level 29, 303 Collins St Melbourne VIC 3000
IOOF Holdings Limited	Level 29, 303 Collins Street Melbourne Victoria 3000